

Mail Stop 3233

July 11, 2016

<u>Via E-mail</u>
Marc Fox
Chief Financial Officer
Ladder Capital Corp
345 Park Avenue
New York, NY 10154

      Re: Ladder Capital Corp
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed March 7, 2016
               File No. 001-36299

Dear Mr. Fox:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Rahul K. Patel

                       Rahul K. Patel
                       Staff Attorney
                       Office of Real Estate and
                       Commodities